Energie
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EVN

Letter to Shareholders 3rd Quarter 2004/05
October 1, 2004 – June 30, 2005



At a glance

- ▷ **Progressive integration of both Bulgarian electricity distribution companies delivers initial positive contributions.**
- ▷ **Operating result up by 15.2%.**
- ▷ **Sharp rise in the financial result due to positive contribution of investments.**
- ▷ **Period net result significantly higher than in the preceding year.**
- ▷ **Gas business strengthened through the acquisition of a majority holding in RAG Beteiligungs AG.**
- ▷ **Marked investments in renewable energy in Lower Austria.**

Key figures EVN Group

		2004/05 Q. 1–3	2003/04 Q. 1–3	Change %	2003/04	2002/03
Sales volumes						
Electricity	GWh	11,668	8,027	45.4	10,442	9,656
Gas	m m^3	657	664	–1.0	716	1,072
Heating	GWh	920	879	4.6	967	877
Income statement						
Sales revenues	EUR m	1,205.5	931.2	29.5	1,207.3	1,082.1
EBITDA	EUR m	303.2	267.4	13.4	297.6	227.5
EBITDA margin	%	25.2	28.7	–	24.6	21.0
Operating result (EBIT)	EUR m	186.4	161.8	15.2	114.6	102.5
EBIT margin	%	15.5	17.4	–	9.5	9.5
Result before tax	EUR m	233.3	171.9	35.7	135.9	145.4
Period net result	EUR m	184.9	139.4	32.7	117.4	102.6
Number of shares		40,881,455	37,581,455	–	38,131,455	37,581,455
Earnings/share (EPS)	EUR	4.52	3.71	22.0	3.08	2.73
Balance sheet						
Balance sheet total	EUR m	4,539.5	3,633.9	24.9	3,732.0	2,993.8
Equity	EUR m	2,136.2	1,472.6	45.1	1,555.7	1,160.2
Equity ratio	%	47.1	40.5	–	41.7	38.8
Net debt	EUR m	703.3	593.9	18.4	429.3	347.0
Gearing	%	32.9	40.3	–	27.6	29.9
Cash flow and investments						
Cash flow from operations	EUR m	141.2	130.5	8.2	242.6	213.2
Investments in tangible assets	EUR m	110.6	96.4	14.7	168.8	228.0
Employees						
Number of employees	Average	6,719	2,579	–	2,608	2,317
EBIT/employee	TEUR	27.7	62.8	–	43.9	44.3
Value added						
Capital employed	EUR m	3,335.1	2,794.4	19.3	2,896.4	2,229.5
Return on equity (ROE)	%	10.3	10.7	–	8.7	9.3
Return on capital employed (ROCE)	%	7.2	6.8	–	6.2	6.2
Return on net assets (RONA)	%	10.1	8.5	–	7.5	6.6



Ladies and gentlemen,

EVN's positive development continued in the third quarter of the 2004/05 business year with a marked increase in both sales and results. On the basis of improved revenues in all areas, Group turnover in the first nine months was 29.5% higher than the figure for the preceding year, the result before tax was 35.7% up and the period net result also improved by 32.7%. Not least, the consolidation of the Bulgarian subsidiaries acquired at the beginning of the year provided clearly tangible impulses. Moreover, the environmental sector with waste incineration and project business in the water, wastewater and waste areas also made an increasingly positive contribution to sales and results.

This extremely solid performance demonstrated that due to the expansion of its business portfolio and geographic focus on Central and Eastern Europe, EVN is in a position to achieve further improvements in sales and results even in the face of partially more difficult energy market conditions.

High price phase in the electricity wholesale area

The price trend in the energy sector resulted in growing pressure on margins. In addition to continuing high prices for crude oil, natural gas and coal, above all, due to a shortage of available certificates, the price of CO_2 emission certificates more than trebled since the beginning of the year and this increase has led to a further price surge in the wholesale market. In total, since the start of the financial year, the wholesale price for base load electricity on the futures market rose by around 25% from EUR 35 to EUR 43/MWh.

In the long-term, the disadvantaging of the Austrian energy industry by the Austrian federal government during the distribution of emission certificates will lead to a situation in which domestic suppliers will increasingly seek additional capacity or capacity replacement in other countries. Logically, this will lead to a migration of the related investment and hence value added, as well as to a reduction in the customary high levels of security with regard to domestic supply.

EVN invests in the use of renewable energy from wind and biomass

Eco-electricity from wind power – capacity increased to 110 MW

Against this general market background, EVN stepped up its investments in environment-friendly power generation from renewable energy sources in Austria. With the signing in July of a contract for the take-over of an already officially approved wind farm project in the Weinviertel, which is already in the construction phase, we have obtained an additional 20 windmills with an electricity generation capacity of 40 MW. In the last Quarterly Report, we wrote that we had raised our capability in this area from 30 MW to 70 MW. Now, with a total of 40 new windmills, an overall capacity of 110 MW has been attained, which from the beginning of 2006, will facilitate the supply of eco-electricity to some 70,000 households in Lower Austria.

Two new biomass-fired heating plants

If two biomass-fired, combined heat and power plants, which are also currently under construction, are taken into account, EVN investments in the further expansion of the use of renewable energy sources in Lower Austria in 2005–2006 will amount to approximately EUR 130 m.

Implementation of the "Austrian electricity solution"

EVN is continuing to make intensive efforts aimed at the realisation of the "Austrian electricity solution". In order to maintain the comparatively low price levels in Austria, the increasing oligopolistic tendencies in the European electricity market necessitates the creation of sufficiently large corporate units, which in the long-term can keep pace with international competition and thus secure the independence of the national energy supply.

Bulgaria

Integration progressing well

The integration project, involving the two Bulgarian subsidiaries in which we took a majority interest at the beginning of 2005, is already half-completed. Important functions have been centralised, in order to create an efficient structure for both companies. The aim is to successfully expand our business in the Bulgarian electricity market, which from 2007 will be entirely liberalised, on the basis of competitive structures and thus secure a reliable and reasonably priced electricity supply for our Bulgarian customers. Targeted investments, including the exchange of meters and a reduction in technical network losses, also serve the attainment of these goals.

evn wasser enters the end customer market

Water and wastewater business

The increasing involvement of evn wasser in the supply of end customers with drinking water continued to progress successfully. At present, around 3,500 end customers are supplied, however, from October 1, 2005, the company will take over the water supply plant of the urban district authority of Gerasdorf, Lower Austria, which currently provides around 11,000 inhabitants with drinking water. The wastewater business of evn wasser also developed in a dynamic manner and following the completion of the company's first wastewater purification plant in Blumau, a number of other projects are being pursued.

New WTE Group projects

Model project in Austria

During the period under review, WTE Austria (formerly Novum), which EVN acquired in the past financial year, commenced an interesting project involving the expansion and refurbishing of a wastewater treatment plant and sewerage system in Zistersdorf, Lower Austria. The construction work on the plant, which is designed to serve around 9,000 inhabitants, will have an investment volume of EUR 12 m and will be completed by the beginning of 2007. Subsequently, WTE Austria will undertake the operational plant management as a private partner for a period of 25 years. This project has exemplary character in Austria, as for the first time, an existing wastewater plant (wastewater treatment plant and sewerage network) has been upgraded to the state of the art within the framework of an operator model.

Waste incineration in Moscow

The realisation of a waste incineration plant with a capacity of 330,000 t for the city of Moscow progressed as scheduled. EVN has been commissioned with the planning, construction work and operational management and at present workforce of around 60 is employed on site. These include ten AVN employees, who are resident in Moscow and are responsible for the co-ordination and supervision of the entire project. The plant is due for completion in the summer of 2007.

New Group structure

Following the determination of a fundamental agenda in past years, characterised by the consolidation and expansion of core electricity and gas business, further growth in the new areas of water, wastewater and waste incineration, as well as increasing business internationalisation, EVN requires a suitable structural basis for its further development, in order to secure the sustainability of this ambitious concept in years to come. The central goals of such a structure are the maximisation of the economies of scale, the streamlining of the Group, the concerted exploitation of know-how and management expertise, and the encouragement of entrepreneurial activity in the individual business units.

Five strategic business units

In recent months, we have been working intensively on the creation of this new Group structure, which we wish to implement at the beginning of the 2005/06 financial year, in order to adjust reporting accordingly from this point in time onwards. To this end, EVN AG will be established as a management holding with a strictly organised Group below, which will contain the following strategic business units:

- **Generation**
- **Network** (transport of electricity and gas in Austria)
- **Sales** (supply of electricity, gas and heat to end customers in Austria)
- **Bulgaria** (supply and distribution of electricity to end customers in Bulgaria)
- **Environment** (water, wastewater, waste incineration)

These strategic business units will be allocated the respective, operative subsidiaries, while classic group services will be strengthened at holding level with the aim of creating additional synergies.

Outlook

Dynamic perspectives

Following the extensive business expansion of the past few years, the integration of the recently purchased Bulgarian subsidiaries and the implementation of the new corporate structure, EVN is in an excellent position to successfully continue its progress towards becoming an international group. Market knowledge, proximity to the customer and innovation are the main competitive advantages in this regard and offer a platform for additional profitable growth.

As far as development in the current 2004/05 financial year is concerned, the first three quarters provide sufficient justification for optimism. We assume that despite the considerable pressure on margins, sales and results will be clearly up on the comparable figures for the preceding year. The initial consolidation of our Bulgarian subsidiaries, the increased earnings from water and waste incineration activities and the satisfactory development of our result from investments will play a considerable role in this connection.

Burkhard Hofer
Speaker of the Executive Board

Maria Enzersdorf,
August 2005

General economic and energy sector environment

EVN's business development in the first three quarters of the 2004/05 financial year (October 1, 2004 – June 30, 2005) was influenced by factors with diverse effects:

- A sharp rise in the crude oil price in tandem with a simultaneous weakening of the euro led to a marked upswing in the primary energy prices.
- A clearly upward price trend with regard to electricity wholesale prices.
- A more than threefold increase in the price of CO_2 emission certificates since the beginning of 2005.
- Temperatures that were markedly higher than those of the preceding year.

Measured in terms of the heating degree total, which is used in the energy industry as an indicator for temperature-related energy demand, temperatures in the EVN supply area during the period under review were around 3.8% higher than the comparable figure of the preceding year. Temperatures were also 6.4% warmer than the long-term average. Correspondingly, this had a generally negative effect upon EVN sales development.

Marked price increase in the cost of primary energy, electricity purchases and CO_2 certificates

Since the beginning of 2005, there have been further sharp electricity market price increases, which apart from the steep increase in primary energy prices since 2003, were due primarily to the introduction of CO_2 emission certificate trading. Consequently, the upward trend in electricity wholesale prices, which commenced following the last quarterly closing date (March 31, 2005), continued uninterrupted. All in all, between October 2004 and June 2005, the price for base load electricity on the futures market (1-year-front) rose by 25%, while in the same period, the price for peak load electricity increased by 22%.

Up to now the market for CO_2 emission certificates has been relatively illiquid, however, the trading volumes on the EEX has increased slightly since the installation of the appropriate register databases in some countries (including Germany and Austria). Since the start of the year, the price of CO_2 emission certificates has more than trebled. The start of this price rise coincided with a sharp upturn in spot market prices on the EEX due to the increased use of thermal power stations and a reduction in important national allocation plans (including Poland).

While the crude oil price (Brent) rose by around 19% between October 1, 2004 and June 30, 2005, the exchange rate of the euro against the US dollar fell by more than 2.5%. These developments in combination resulted in a 22% hike in the price of Brent crude. During the period under review, gas prices increased by 17.5% and in view of the oil price trend of the past six months will continue to rise.

Mediocre economic situation

According to the Austrian Economic Research Institute (WIFO) economic growth in Austria in 2005 will slow to 1.8% and although subject to a high degree of uncertainty, the forecasts for 2006 indicate a similar picture. While the impetus from exports, consumer spending and investment has weakened or stagnated, despite marked growth in the numbers of people employed, the sizeable expansion in the available labour pool led to a further rise in unemployment levels. The high price of oil represents a special hazard to the economy and, in combination with other factors, is responsible for the relatively high, anticipated inflation rate of 2.5%. Conversely, the devaluation of the euro against the US dollar had a generally positive effect on the European export industry.

In the run-up to planned accession to the European Union in 2007 or 2008, the Bulgarian economy continued to develop in an extremely dynamic manner. Following real economic growth in 2004 of 5.7%, GDP growth of over 5% is expected in both 2005 and 2006.

Overall business development

Sales revenues by business area Q. 1–3 2004/05


4.9%
Electricity
Gas
Heating
Water
Other

Following the purchase of majority holdings in the Bulgarian electricity distribution companies ERP Plovdiv and ERP Stara Zagora at the beginning of the 2005 calendar year, since the second quarter of 2004/05 both companies have been included in the Group financial statements at full consolidation. Accordingly, the first two quarters of both Bulgarian companies in 2005 are included in the first three quarters of the EVN Group's 2004/05 financial year. This enlargement in the scope of consolidation resulted in considerable changes to practically every item in the balance sheet and the income statement.

EVN achieved a notable strengthening of its gas business in April 2005 through the purchase of a further 10.05% interest in RAG Beteiligungs AG. In turn, this company has a 75% holding in Rohöl-Aufsuchungs-AG (RAG), the second largest company in Austria in the oil and gas production sector. As EVN now holds a 50.05% interest in RAG Beteiligungs AG, as per June 30, 2005, the company was fully consolidated and included in Group financial statements for the first time. In turn, RAG was initially consolidated at equity.

During the period under report, EVN Group sales revenues rose considerably, increasing by EUR 274.3 m, or 29.5%, to EUR 1,205.5 m. The main reason for this sizeable rise was the initial inclusion of the Bulgarian electricity distribution companies ERP Plovdiv and ERP Stara Zagora, as well as the high level of electricity generation in EVN's power stations.

Electricity revenues were 41.1%, or EUR 211.6 m, up on the preceding year at a total of EUR 726.6 m, a figure to which the Bulgarian companies contributed EUR 173.4 m in the period from January to June 2005. Gas business revenues rose slightly above the level of the preceding year, increasing by 2.0% to EUR 243.2 m, while heating and water revenues were both up in the first three quarters of 2004/05, improving by 3.2% to EUR 42.5 m, and 15.7% to EUR 59.2 m, respectively.

Income statement (IFRS)

	2004/05	2003/04	Change		2004/05	2003/04	Change	
	Q. 1–3	Q. 1–3			Q. 3	Q. 3		
	EUR m	EUR m	EUR m	%	EUR m	EUR m	EUR m	%
Electricity revenues	726.6	515.0	211.6	41.1	225.5	146.6	78.9	53.8
Gas revenues	243.2	238.4	4.8	2.0	36.4	32.4	4.0	12.5
Heating revenues	42.5	41.2	1.3	3.2	8.3	8.6	–0.4	–4.4
Water revenues	59.2	51.2	8.0	15.7	14.9	22.4	–7.5	–33.6
Other revenues	134.0	85.5	48.5	56.8	62.8	33.2	29.5	88.8
Sales revenues	**1,205.5**	**931.2**	**274.3**	**29.5**	**347.8**	**243.3**	**104.5**	**43.0**
Own work capitalised and other operating income	49.8	43.9	5.9	13.3	26.8	4.9	22.0	–
Electricity purchases and primary energy expenses	–574.9	–409.5	–165.3	–40.4	–161.7	–99.8	–61.9	–62.0
Cost of materials and services	–152.2	–98.9	–53.3	–53.9	–69.9	–31.9	–37.9	–
Personnel expenses	–167.9	–150.2	–17.7	–11.8	–61.4	–52.3	–9.1	–17.4
Depreciation	–116.8	–105.6	–11.2	–10.6	–35.8	–38.9	3.1	8.0
Other operating expenses	–57.1	–49.1	–8.0	–16.4	–24.4	–17.5	–6.9	–39.3
Operating result (EBIT)	**186.4**	**161.8**	**24.6**	**15.2**	**21.5**	**7.7**	**13.8**	–
Result from investments	64.9	31.5	33.4	106.0	19.7	5.9	13.8	–
Interest and other financial result	–18.1	–21.5	3.4	15.6	–3.7	–8.4	4.7	56.1
Financial result	**46.8**	**10.1**	**36.8**	–	**16.0**	**–2.5**	**18.5**	–
Result before tax	**233.3**	**171.9**	**61.4**	**35.7**	**37.5**	**5.2**	**32.2**	–
Taxes on profit	–43.7	–31.5	–12.2	–38.9	1.1	16.1	–15.0	–
Result after tax	**189.5**	**140.4**	**49.1**	**35.0**	**38.6**	**21.3**	**17.2**	**80.6**
Minority interests	–4.6	–1.0	–3.5	–	–2.8	0.0	–2.8	–
Period net result	**184.9**	**139.4**	**45.6**	**32.7**	**35.8**	**21.3**	**14.4**	**67.6**
Number of shares	40,881,455	37,581,455	–	–	37,581,455	37,581,455	–	–
Earnings per share in EUR	4.52	3.71	0.82	22.0	0.95	0.57	0.38	67.6

Other EVN operating revenues rose by EUR 48.5 m to EUR 134.0 m, an increase that was primarily the result of full-scale operations at the Dürnrohr waste incineration plant and the construction of an identical plant in Moscow.

Energy sourcing prices remain at a high level

The increase in expenditure on external electricity and primary energy purchases by 40.4% to EUR 574.9 m was largely the consequence of the inclusion of both Bulgarian electricity distribution companies in the financial statements. In addition, the sharp rise in sourcing prices for natural gas and electricity had a corresponding effect. As a result of the close correlation between the primary energy markets and the oil price, according to the latest forecasts, an easing of the situation cannot be expected.

The cost of materials and services was up by 53.9%, at EUR 152.2 m. This rise was caused primarily by the increase in external services derived from WTE and AVN project business.

Sizeable growth in the workforce due to the purchase of the Bulgarian power distribution companies

Due mainly to the takeover of the Bulgarian power distribution companies, ERP Plovdiv and ERP Stara Zagora, EVN Group workforce numbers were markedly higher. In total, the Group employed an average of 6,719 people in the first three quarters of 2004/05, 4,140 more than in the previous year. However, due to lower wage levels in Bulgaria, personnel expenses only rose by 11.8% to EUR 167.9 m.

Depreciation increased by EUR 11.2 m, or 10.6%, to EUR 116.8 m, largely as a result of the full consolidation of the two Bulgarian electricity distribution companies.

Operating result clearly up on that of the previous year

On the basis of the contributions to results of the two Bulgarian electricity distribution companies, the high level of generation in own thermal power plants, full-scale operation at the Dürnrohr waste incineration plant and increased project business in the environmental sector, the EVN Group operating result in the first three quarters of 2004/05 was up by a sizeable 15.2%, or EUR 24.6 m, at EUR 186.4 m. However, as a result of the, by Western European standards, initially low profitability of the Bulgarian subsidiaries, as well as the increased gas procurement costs, at 15.5% the Group EBIT margin was down on the 17.4% of the previous year. While the electricity sector was able to markedly increase its contribution to Group EBIT over the preceding year, there was a decline in the gas segment.

Financial result markedly higher

The EVN Group financial result in the first three quarters of 2004/05 amounted to EUR 46.8 m and was thus a sizeable EUR 36.8 m above the figure for the preceding year. The primary reason for this increase was the satisfactory corporate development of virtually all the companies included in the consolidated financial statements at equity, which resulted in a rise in contributions over the previous year totalling EUR 30.7 m. The main players in this regard were BEWAG, BEGAS, EconGas, Rohöl-Aufsuchungs-AG and ZOV, a joint venture established for the completion of the central wastewater treatment plant in Zagreb. The sizeable rise in dividends from Verbundgesellschaft also had a positive effect.

Operating result (EBIT) Q. 1–3


200
150
100
50
EUR m
136.5
161.8
186.4
2002/03 Q. 1–3
2003/04 Q. 1–3
2004/05 Q. 1–3

The interest result fell to minus EUR 31.6 m due to the CHF bond issued during the preceding year and an increase in project financing. By contrast, the other financial result improved as a consequence of the evaluation of financial assets according to IFRS 39, attaining a volume of EUR 13.5 m, following EUR 4.1 m in the preceding year.

Result before tax up by 35.7%

All in all, the result before tax amounted to EUR 233.3 m, which was EUR 61.4 m, or 35.7%, higher than the figure for the preceding year. The net result for the period also rose, increasing by 32.7% to EUR 184.9 m. Due to the capital increase completed during last year, earnings per share were up by 22.0% and EUR 4.52, after EUR 3.71 in the preceding year.

Positive outlook

On the basis of the solid figures in the first nine months of 2004/05, sales revenues, the operating result and the EVN Group consolidated net profit for the entire financial year should exceed those of the preceding year. As a consequence of the positive developments among EVN's investments, the financial result will also clearly surpass that of last year. Therefore, growth rates similiar to those of the first nine months can be expected for the full-year result.

Balance sheet structure June 30, 2005



100
80
60
40
20
%
15.9
84.1
10.6
42.3
47.1
Assets
Equity and liabilities
Current assets
Fixed assets
Current liabilities
Long-term liabilities
Equity

Consolidated balance sheet (IFRS)

	30.6.2005 EUR m	30.9.2004 EUR m	Change EUR m	Change %
Assets				
Fixed assets				
Tangible and intangible assets	2,068.4	1,717.6	350.8	20.4
Investments	1,403.4	932.7	470.7	50.5
Long-term leasing receivables	237.5	163.8	73.7	45.0
Other long-term assets	106.7	110.9	–4.2	–3.8
	3,816.0	**2,925.0**	**891.0**	**30.5**
Current assets				
Inventories	86.9	65.0	21.9	33.8
Receivables and other current assets	373.8	252.6	121.3	48.0
Cash and current deposits	262.7	489.4	–226.7	–46.3
	723.5	**807.0**	**–83.5**	**–10.3**
Total assets	**4,539.5**	**3,732.0**	**807.5**	**21.6**
Equity and liabilities				
Equity				
Share capital	99.1	99.1	0.0	0.0
Capital reserves	309.4	309.4	0.0	0.0
Retained earnings	1,128.1	965.3	162.8	16.9
Valuation reserve according to IAS 39	416.7	159.5	257.2	–
Currency translation differences	–0.1	–0.4	0.4	86.3
Minority interests	183.0	22.9	160.25	–
	2,136.2	**1,555.7**	**580.6**	**37.3**
Long-term liabilities				
Long-term debt	1,031.1	1,017.2	13.9	1.4
Deferred tax	242.7	129.0	113.7	88.1
Long-term provisions	383.0	388.3	–5.4	–1.4
Deferred income from customer payments for network construction	212.4	190.1	22.3	11.7
Other long-term liabilities	54.3	52.0	2.3	4.4
	1,923.5	**1,776.5**	**146.9**	**8.3**
Current liabilities				
Short-term loans	30.9	1.3	29.5	–
Taxes payable	78.8	61.7	17.2	27.8
Trade accounts payable	98.0	96.9	1.1	1.2
Current provisions	111.3	107.2	4.1	3.8
Other current liabilities	160.9	132.7	28.1	21.2
	479.8	**399.8**	**80.1**	**20.0**
Total equity and liabilities	**4,539.5**	**3,732.0**	**807.5**	**21.6**

Balance sheet

Balance sheet total exceeds EUR 4.5 bn

As opposed to the last balance sheet date (September 30, 2004), the EVN Group balance sheet total rose by EUR 807.5 m, or 21.6%, to EUR 4,539.5 m. The main reasons for this increase were the balance extension derived from the expansion in the scope of consolidation (above all due to ERP Plovdiv, ERP Stara Zagora and RAG Beteiligungs AG) and the continued sharp rise in the value of the Verbund share, which resulted in a corresponding result neutral revaluing of this investment.

Fixed assets up by EUR 891.0 m

As compared to the preceding year, fixed assets were up by 30.5%, or EUR 891.0 m at EUR 3,816.0 m. The main factors in this rise were the additions to the tangible and intangible assets resulting from the purchase of a majority holding in the two Bulgarian electricity distribution companies, an increase in the interests item due to the initial consolidation of RAG Beteiligungs AG and the positive development of the Verbund investment.

Long-term liabilities were EUR 146.9 m, or 8.3%, up on the previous year at EUR 1,923.5 m. This was largely the consequence of increased deferred tax liabilities derived from the rise on value of the Verbund investment.

Equity ratio of 47.1%

Due to the positive results of the first three quarters of 2004/05, an increase in minority interests and the continuing rise in the value of the Verbund investment, during the period under review, EVN Group equity went up by EUR 580.6 m to EUR 2,136.2 m. Accordingly, the equity ratio on June 30, 2005, stood at 47.1%, while with net debt of EUR 703.3 m, gearing remained well below the branch average at 32.9%.

Changes in equity

EUR m	Share capital	Capital reserves	Retained earnings	Valuation reserve according to IAS 39	Currency translation differences	Minority interests	**Total**
As at 30.9.2003	**91.1**	**186.8**	**875.7**	**–15.5**	**–0.6**	**22.7**	**1,160.2**
Dividend 2002/03	–	–	–28.2	–	–	–0.9	–29.1
Capital increase	8.0	122.6	–	–	–	0.5	131.0
Result 2003/04	–	–	117.4	–	–	1.0	118.4
IAS 39 result neutral value change	–	–	–	175.0	–	–	175.0
Currency translation	–	–	–	–	0.2	–	0.2
Changes in the scope of consolidation	–	–	0.3	–	–	–0.3	0.0
As at 30.9.2004	**99.1**	**309.4**	**965.3**	**159.5**	**–0.4**	**22.9**	**1,555.7**
Dividend 2003/04	–	–	–38.8	–	–	–	–38.8
Result Q. 1–3 2004/05	–	–	184.9	–	–	4.6	189.5
IAS 39 result neutral value change	–	–	–	257.2	–	–	257.2
Currency translation	–	–	–	–	0.3	–	0.3
Offsets of negative goodwill	–	–	10.1	–	–	–	10.1
Changes in the scope of consolidation	–	–	6.6	–	–	155.6	162.1
As at 30.6.2005	**99.1**	**309.4**	**1,128.1**	**416.7**	**–0.1**	**183.0**	**2,136.2**

Cash flow

Cash flow from the result markedly higher

As compared to the preceding year, EVN cash flow from the result rose by 10.0% in the first three quarters of 2004/05 to stand at EUR 262.8 m. The marked rise in the result before tax compensated for a fall in non-cash expenses.

Operative cash flow of EUR 141.2 m

Despite an increase in working capital, due to the rise in the cash flow from the result, the cash flow from operating activities was also up by EUR 10.7 m, or 8.2%, at EUR 141.2 m.

In the first three quarters, the cash flow from investment activities was down markedly over that of the preceding year with an outflow of EUR 118.4 m. The taking of a majority holding in the two Bulgarian power distribution companies had little effect because the purchase price of EUR 271 m was largely financed through sales of short-term securities, which are also reported under the cash flow from investment activities.

At minus EUR 30.7 m, the cash flow from financing activities showed a drop of EUR 178.1 m, which was caused mainly by the increase in dividends of EUR 10.7 m, as well as the repurchase of bonds. This was in contrast to the preceding year, during which the capital increase completed in July 2004 and a lower dividend both had a positive effect.

All in all, at minus EUR 7.9 m EVN cash flow in the first three quarters of 2004/05 was slightly negative, with the result that cash and cash equivalents fell to EUR 60.3 m. In addition, as at June 30, 2005, EUR 163.6 m in short-term securities were assessed, which according to IFRS are not reported as cash and cash equivalents. EVN's liquidity situation is thus very stable.

Cash flow statement (IFRS)

	2004/05 Q. 1–3 EUR m	2003/04 Q. 1–3 EUR m	Change EUR m	Change %
Result before tax	233.3	171.9	61.4	35.7
Non-cash items	29.5	67.0	–37.4	–55.9
Cash flow from the result	262.8	238.9	23.9	10.0
Cash flow from operating activities	141.2	130.5	10.7	8.2
Cash flow from investment activities	–118.4	–223.3	104.9	47.0
Cash flow from financing activities	–30.7	147.4	–178.1	–
Total cash flow	–7.9	54.5	–62.4	–
Cash and cash equivalents at beginning of the period	64.8	230.6	–165.8	–71.9
Changes in the scope of consolidation	3.4	0.9	2.5	–
Cash and cash equivalents at end of the period	60.3	286.0	–225.7	–78.9

Investments Q. 1–3 2004/05


2.3%
Electricity
Gas
Heating
Water
Other

Investments in tangible and intangible assets

With an increase of EUR 14.2 m, or 14.7%, to EUR 110.6 m, EVN Group investments in tangible and intangible assets in the first three quarters of 2004/05 exceeded the level of the preceding year. This development was due primarily to increased investment in the EVN AG electricity segment and the company purchases in Bulgaria.

As the international project business of AVN and the WTE Group is reported under the items long-term leasing receivables and unbilled customer orders, the inclusion of these companies in the Group financial statement did not result in any major additions to the tangible assets.

The individual business areas

Electricity

Own power generation ratio of 71.4%

Electricity generation in EVN power stations during the first three quarters of 2004/05 amounted to a volume of 3,399 GWh, which was 4.8%, or 155 GWh, above the already high level of the preceding year. EVN thus continued to actively capitalise upon the high prices in the electricity generation market. Electricity production in both the hydropower area (+21 GWh or +3.8%) and, above all, the thermal power station segment (+133 GWh or +5.0%), was up. All in all, during the period from October 2004 to June 2005, 41.0% of the electricity volume sold was produced in EVN power stations. Moreover, this figure rises to 71.4% if the subsidiaries in Bulgaria, which according to the current regulated system receive their entire electricity from the national generating company NEK, are omitted.

Electricity sales up by a total of 45.4%

EVN Group electricity sales were raised by 3,531 GWh, or 74.3%, over the previous year and stood at 8,284 GWh. This was due to the initial consolidation of the two Bulgarian power distribution companies, which in the period from January to September sold a total of 3,524 GWh of electricity to their customers. Electricity sales to end customers in Austria were comparable with those of the preceding year at 4,760 GWh.

Due to higher own electricity generation, electricity wholesales increased by 110 GWh, or 3.3%, as compared to the preceding year and amounted to 3,384 GWh.

In total, EVN electricity sales in the period under review were up by 45.4% at 11,668 GWh.

This significant increase led to a corresponding rise in electricity revenues of EUR 211.6 m, or 41.1%, to EUR 726.6 m. Despite the negative effects of increased prices for electricity sourcing and CO_2 certificates, and reductions in network tariffs, as compared to the preceding year, the operating result in the electricity segment improved during the period under review by EUR 25.2 m, or 30.9%, to EUR 106.8 m.

Positive development in Bulgaria

On the basis of the aforementioned sales, in the period from January to June 2005, the two Bulgarian subsidiaries achieved sales revenues of EUR 173.4 m. The operating result amounted to EUR 13.3 m, while the financial result amounted to minus EUR 0.5 m, due primarily to a largely debt-free situation. Consequently, the result before tax of the two Bulgarian subsidiaries in the first six months of 2005 totalled EUR 12.7 m.

Since the assumption of managerial responsibility for ERP Plovdiv and ERP Stara Zagora by EVN, initial investment programmes have already commenced in the network and meter technology areas with the aim of reducing the still high network losses.

Gas

Gas revenues slightly up on the previous year

EVN gas sales in the period under review were slightly below the level of the preceding year at a total of 657 m m³. This was due mainly to the warm weather in the first quarter of 2004/05. However, the price adjustments in November 2004 and January 2005, which were necessary in order to accommodate higher sourcing prices, led to sales revenues in the period under review that were EUR 4.8 m, or 2.0%, up on the preceding year at EUR 243.2 m. Nonetheless, as the cost increases for gas sourcing were even higher than the sales price adjustments, and the grid tariff cut imposed by the regulator last year has come into full effect, the operating result in the gas segment was down by 16.2% at EUR 49.5 m.

Sales volumes

	2004/05 Q. 1–3	2003/04 Q. 1–3	Change Absolute	%
Electricity (GWh)				
Sales to end customers	8,284	4,753	3,531	74.3
thereof EVN network	4,760	4,753	7	–
thereof Bulgaria[1]	3,524	–	3,524	–
Wholesales[2]	3,384	3,275	110	3.3
Total electricity sales volumes	**11,668**	**8,027**	**3,641**	**45.4**
Gas (m m³)				
Sales to end customers	603	627	–24	–3.8
Wholesales	55	37	17	46.9
Total gas sales volumes	**657**	**664**	**–6**	**–1.0**
Company plants and internal consumption	384	346	38	11.1
Total gas consumption	**1,041**	**1,010**	**32**	**3.2**
Heating sales volumes (GWh)	**920**	**879**	**41**	**4.6**
Water sales volumes (m m³)	**17.8**	**16.7**	**1.1**	**6.8**

[1] Included since January 2005
[2] Marketing of own production largely via e&t

Water

Water shows an operating result increase

During the period under review, water business revenues rose by 6.2% to EUR 58.7 m and the operating result increased by 23.1% to EUR 10.6 m. The main contributory factors to this improvement were a rise in water sales volumes and higher evn wasser sales prices. While WTE sales revenues in the first three quarters remained at the level of the preceding year, an increase in both sales and results is anticipated in the fourth quarter. This is due to the fact that, in line with the percentage of completion method, part payments for construction work are to be expected from WTE's international project business.

Heating, waste incineration and other areas

Further heating business and waste incineration growth

With an increase of 48.0% to EUR 151.4 m, sales in the heating, waste incineration and other services segment were well up during the period under review. The ongoing increase in the number of heating plants led to an increase in heating sales of 4.6% to 920 GWh and heating sales revenues of EUR 42.5 m, which were 3.2% higher than the comparable figure for the preceding year. A major factor in the positive development in this segment was formed by the project revenues derived from the construction of a waste incineration plant in Moscow, which during the first three quarters of 2004/05 amounted to EUR 26.9 m. Another central element in the improvement in sales in this segment was the full-scale operation of the Dürnrohr waste incineration plant. In the first three quarters of 2004/05, the operating result for the segment amounted to EUR 19.6 m, which was well up on the EUR 12.6 m of the previous year.

Segment result

EUR m	Electricity		Gas		Water		Heating, waste incineration and other services		Consolidation		**Group total**	
	2004/05 Q. 1–3	2003/04 Q. 1–3	**2004/05 Q. 1–3**	2003/04 Q. 1–3	**2004/05 Q. 1–3**	2003/04 Q. 1–3	**2004/05 Q. 1–3**	2003/04 Q. 1–3	**2004/05 Q. 1–3**	2003/04 Q. 1–3	**2004/05 Q. 1–3**	2003/04 Q. 1–3
External sales revenues	744.7	528.4	250.7	245.1	58.7	55.3	151.4	102.3	–	–	1,205.5	931.2
Intra-Group revenues	7.8	8.0	65.3	57.3	–	–	9.4	4.7	–82.5	–70.0	–	–
Operating expenses	–577.8	–398.8	–242.7	–218.9	–39.1	–36.9	–124.3	–78.7	81.6	70.0	–902.3	–663.8
EBITDA	174.7	137.6	73.3	83.5	19.6	18.4	36.5	28.3	–0.9	–	303.2	267.4
Depreciation	–67.9	–56.0	–23.8	–24.5	–8.9	–9.7	–17.0	–15.6	0.9	–	–116.8	–105.6
Operating result (EBIT)	106.8	81.6	49.5	59.1	10.6	8.6	19.6	12.6	–	–	186.4	161.8
EBIT margin (%)	14.2	15.2	15.7	19.5	18.1	15.6	12.1	11.8	–	–	15.5	17.4

Sales revenues by region Q. 1–3 2004/05


79.0%

Austria
Central and Eastern Europe

Segment result by region

EUR m	Austria		Central and Eastern Europe		**Group total**	
	2004/05 Q. 1–3	2003/04 Q. 1–3	**2004/05 Q. 1–3**	2003/04 Q. 1–3	**2004/05 Q. 1–3**	2003/04 Q. 1–3
Sales revenues	951.7	879.6	253.7	51.6	1,205.5	931.2
Operating result (EBIT)	159.7	153.3	26.7	8.6	186.4	161.8

The EVN share

EVN share price continues to rise

Positive international climate

In the period between October 2004 and June 2005, which is covered by this report, the international stock markets were able to maintain their positive performance. While the US Dow Jones index rose by a total of 1.9%, the German DAX index succeeded in gaining 17.8%.

In the same period, the Viennese ATX share index again showed even greater dynamism, rising by 49.3% and thus once more outstripping the international indices. The Dow Jones Euro Stoxx Utilities branch index, which is of relevance to EVN, also developed in a clearly positive manner and gained 24.6%.

EVN share gains 44.1%

With a gain of 11.1% in the quarter expired, the EVN share was able to continue the development of the first six months of the period under review. As at June 30, 2005, the EVN share price has risen by 44.1% since October 2004. Since the beginning of the year, the EVN share price has gained 29.6%.

The positive price development of the EVN share was bolstered by the solid half-year results and the raising of profit forecasts and price targets by equity analysts. At the end of June 2005, Bank Austria, Erste Bank and Raiffeisen Centrobank all gave a buy recommendation for the EVN share. The main arguments for an investment in EVN shares continue to be the expansion in Bulgaria, the dynamic development of the environmental sector and the strong rise in the value of the Verbund investment. On June 21, 2005, the EVN share again reached a new all-time high during the period under review, rising to EUR 59.89. At the end of June 2005, EVN market capitalisation stood at around EUR 2.5 bn for the first time.

The turnover in EVN shares also increased markedly, an average of around 19,019 shares being traded daily in the first nine months of the 2004/05 financial year, which represented a turnover value of EUR 367 m. This constituted an increase of 256% over the preceding year and was thus the highest figure for five years. The share of overall trading on the Vienna Stock Exchange during the period under review amounted to 0.85%, while the ATX weighting of the EVN share at the end of June 2005 stood at 2.79%.

EVN share price and ATX (Austrian Traded Index) – relative development



Base: October 1, 2003
250
220
190
160
130
100
%
Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul |
2004
2005
EVN closing price
ATX
Dow Jones Euro Stoxx Utilities

Index weighting of the EVN share

	June 30, 2005
ATX (Austrian Traded Index)	2.79%
ATX Prime	2.47%
WBI (Wiener Börse Index)	2.70%

Delisting in Frankfurt and Munich

Since 1991, the EVN share has not only been listed on the Vienna Stock Exchange, but also the exchanges in Frankfurt and Munich. However, the average share of these markets in total EVN stock turnover was less than 1% and therefore in April 2005, EVN applied for a delisting. This took effect on August 13, 2005. Both costs and administrative outlay will be reduced by this measure, without an impact on tradability, transparency or level of disclosure. Particularly in view of electronic share trading via the international XETRA® system, the cessation of secondary listing will lead to a focus on liquidity at the Vienna Stock Exchange to the benefit of all market participants.

The EVN share

		2004/05 Q. 1–3	2003/04 Q. 1–3	2002/03 Q. 1–3
Share price at closing date	EUR	59.79	45.00	37.24
Highest price	EUR	59.89	47.34	44.50
Lowest price	EUR	40.90	36.10	36.93
Value of share traded[1)]	EUR m	367	103	83
Share of total turnover[1)]	%	0.85	0.46	0.76
Market capitalisation at closing date	EUR m	2,444	1,691	1,400

1) Vienna Stock Exchange

Basic information

Share capital, denomination	EUR 99,069,392.62 40,881,455 non-par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listings	Vienna
ADR programme; depositary	Sponsored level one ADR programme (5 ADR = 1 share); Bank of New York
Ratings	Aa3, stable (Moody's); A+, stable (Standard & Poor's)

Investor Relations

In the third quarter of 2004/05, the EVN management again provided information concerning Group business development and strategy at international and national conferences and during road shows. In April, EVN participated in an investor conference held by Raiffeisen Centrobank in Zürs, Austria, and a roadshow in Zurich organised jointly by Vienna Stock Exchange and Bank Austria. In May, the company presented itself to German investors at the General Standard Conference of Deutsche Börse in Frankfurt.

International award

In February 2005, during the IR Global Awards, the EVN online Annual Report 2003/04 was awarded first prize as the best online annual report from an energy and water supply company.

In order to cultivate its relations with private shareholders, in 2005 EVN is again organising a retail investor event at which information will be provided concerning the latest Group developments. To this end, EVN wishes to invite all shareholders to the Vienna Museum Quarter in September 2005. Within the scope of this event there will also be an opportunity to view the evn collection, which is currently on display in the Vienna Museum of Modern Art in an exhibition to mark the tenth anniversary of its foundation.

Annual results 2004/05 already available on December 15, 2005

In view of the better than expected integration progress made by both the new Bulgarian subsidiaries, the publication date for the annual results 2004/05 has been moved forward to **December 15, 2005**.

We would like to invite you to visit our investor relations homepage. Under **www.investor.evn.at** you will find all relevant information, such as current reports, press releases, price trends, the financial calendar and further services.













Financial calendar 2004/05[1]

▷ Annual results 2004/05	December 15, 2005
▷ AGM	January 12, 2006
▷ Ex-dividend day	January 17, 2006
▷ Dividend payment	January 23, 2006

[1] Provisional

EVN Group employees, always at your service. The commitment and competence of EVN's work force constitute the foundation stone for the Group's success. They also represent the basis for the progress made in the past financial year, during which EVN completed the step from regional supplier to international group with an extensive portfolio of energy, infrastructure and environmental services. The design concept of the current EVN Annual Report, to which this Letter to Shareholders also makes reference, portrays the scope of Group activities, while simultaneously lending EVN a human aspect, which is a vital element in customer services within every business area.

EVN Group employees
Always at your service

EVN AG

Head Office

EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations

Georg Waldner
Phone +43 2236 200-12718
Fax +43 2236 200-82718
E-mail investor.relations@evn.at

Information on the Internet

www.evn.at
www.investor.evn.at
www.responsibility.evn.at